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MAR 06 2019

Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 41855

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/18** (MM/DD/YY) AND ENDING **12/31/18** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
PeachCap Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

550 Pharr Road NE, Suite 700
(No. and Street)

Atlanta (City) **GA** (State) **30305** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Miller **(404) 220-8958** (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name *if individual, state last, first, middle name*)

2727 Paces Ferry Rd. Bldg 2, Suite 1680 (Address) **Atlanta** (City) **Georgia** (State) **30339** (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, **David Miller**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **PeachCap Securities, Inc.**, as of **December 31**, **2018**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALISON BIELLO
My Commission Expires
NOTARY PUBLIC
11-27-2021
FULTON COUNTY GEORGIA

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

Financial Statements of

PeachCap Securities, Inc.

With

Independent Auditor's Report

For the Year Ended December 31, 2018

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
PeachCap Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of PeachCap Securities, Inc. (the "Company") as of December 31, 2018, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis of our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the

information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2001.

March 1, 2019
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

PeachCap Securities, Inc.
Statement of Financial Condition
December 31, 2018

ASSETS

Assets		
Cash	$	(3,280)
Securities owned		516,249
Due from Clearing Broker-Dealer		245,965
Deposit with Clearing Broker-Dealer		100,391
Accounts Receivable		19,582
Other Assets		28,480
TOTAL ASSETS	**$**	**907,387**

LIABILITIES and STOCKHOLDERS' EQUITY

Liabilities		
Accounts Payable	$	97,781
Commissions Payable		59,581
Due to Clearing Broker-Dealer		502,496
Due to Related Party		25,793
Securities sold, not yet purchased		25,646
Total Liabilities		711,297
Stockholders' Equity		
Common Stock, $1.00 par value; authorized 100,000 shares;		
issued and outstanding, 1,000 Shares		1,000
Additional Paid-in Capital		16,925
Retained Earnings		178,165
Total Stockholders' Equity		196,090
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	**$**	**907,387**

PeachCap Securities, Inc.
Statement of Operations
For the Year Ended December 31, 2018

Revenues		
Commissions	$	1,850,026
Mutual Fund Fees		226,751
Interest & Dividend Income		1,607
Principal Transactions		(11,892)
Other Income		24,573
Total Revenues		2,091,065
Expenses		
Employee Compensation and Benefits		1,026,347
Clearing Fees		316,102
Advertising and Promotion		50,380
Occupancy		105,639
Technology and Communication Expense		178,385
Other Expenses		451,065
Total Expense		2,127,918
Net Loss	**$**	**(36,853)**

The accompanying notes are an integral part of these financial statements

PeachCap Securities, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2018

	Number of Shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at December 31, 2017, as previously reported	1,000	$ 1,000	$ 16,925	$ 263,145	**$ 281,070**
Adjustment to record commission refunds payable at beginning of year				(48,127)	**(48,127)**
Balance at December 31, 2017, as adjusted				215,018	**232,943**
Net loss				(36,853)	**(36,853)**
Balance at December 31, 2018	**1,000**	**$ 1,000**	**$ 16,925**	**$ 178,165**	**$ 196,090**

The accompanying notes are an integral part of these financial statements

PeachCap Securities, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2018

Cash Flows from Operating Activities		
Net Loss	$	(36,853)
Items which do not affect cash:		
Adjustment to record commission refunds payable at beginning of year		(48,127)
Adjustments to reconcile Net loss to net cash used by operations:		
Change in Accounts Receivable		(2,333)
Change in Other Assets		(5,046)
Change in Due from Clearing Broker-Dealer		(75,616)
Change in Deposit with Clearing Broker-Dealer		(338)
Change in Securities Owned		(406,737)
Change in Accounts Payable		97,781
Change in Commissions Payable		25,569
Change in Due to Clearing-Broker		305,225
Change in Due to Related Party		44,852
Change in Securities Sold, not yet purchased		(85,340)
Net cash used by Operating Activities		(186,963)
Net cash decrease for year		(186,963)
Cash at beginning of period		183,683
Cash at End of Year	**$**	**(3,280)**

The accompanying notes are an integral part of these financial statements

PeachCap Securities, Inc.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15C3-1 OF THE SECURITIES
AND EXCHANGE COMMISSION
ACT OF 1934

As of December 31, 2018

Net Capital:		
Total stockholders' equity qualified for net capital		$ 196,090
Non-allowable assets:		
Accounts Receivable, net		(9,791)
Other assets		(28,480)
Net capital before haircuts		157,819
Less haircuts		(30,151)
Net capital		127,668
Computation of Basic Net Capital Requirements		
6-2/3% of aggregated indebtedness	45,710	
Minimum net capital required	$ 100,000	
(greater of the above amounts)		100,000
Excess net capital		$ 27,668
Aggregate Indebtedness		$ 685,651
Percentage of aggregate indebtedness to net capital		537%

Reconciliation with Company's Computation of Net Capital
(included in FOCUS Report Part IIA as of December 31, 2018)

Note - There is no significant difference from the Company's computation; accordingly, a reconciliation is not included.

PeachCap Securities, Inc.

Notes to the Financial Statements

December 31, 2018

1. Organization, Business, and Summary of Significant Accounting Policies:

Organization and Description of Business:

PeachCap Securities (formerly known as Peachtree Capital Corporation, the "Company") was organized under the laws of the State of Georgia on August 21, 1990. The Company is registered as a broker-dealer and investment advisor with the United States Securities and Exchange Commission (the "SEC"), Financial Industry Regulatory Authority ("FINRA"), and the securities commissions of appropriate states. The Company is also an independent insurance agency. The Company's primary business is brokerage of listed marketable securities, mutual funds, and insurance. Most of the Company's customers are located in the state of Georgia.

Summary of Significant Accounting Policies:

Cash: The Company maintains its cash balance at high credit quality banks. At times, balances may exceed federally insured limits.

Income taxes: The Company has elected to be taxed as an S corporation whereby the income or losses of the Company flow through to its stockholders and no income taxes are recorded in the accompanying financial statements.

Under the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the tax authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its positions and has determined that no provision or liability for income taxes is necessary.

Estimates: Preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates in determining assets, liabilities, revenues, and expenses. Actual amounts may differ from these estimates.

Advertising: Advertising costs are expensed as incurred. Advertising expense for the year ended December 31, 2018 was approximately $50,000.

Revenue Recognition: The Financial Accounting Standards Board (FASB), has issued a comprehensive new revenue recognition standard that supersedes most existing revenue recognition guidance under GAAP (FASB Accounting Standards Codification 606). The Company adopted this standard effective January 1, 2018.

The standard's core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 prescribes a five-step process to accomplish this core principle, including:

- Identification of the contract with the customer;
- Identification of the performance obligation(s) under the contract;
- Determination of transaction price;
- Allocation of the transaction price to the identified performance obligations(s); and
- Recognition of revenue as (or when) an entity satisfies the identified performance obligations(s).

The Company recognizes commission and trading revenue upon the execution of the underlying trade as this satisfies the only performance obligation identified in accordance with this standard.

Revenue Recognition (continued)
Mutual Funds or pooled investment vehicles (collectively, "funds") have entered into agreements with the Company to distribute/sell its shares to investors. Marketing or distribution fees are paid over time (12b-1 fees) on the basis of a contractual rate applied to the monthly or quarterly market value of the fund. Revenue is recognized in accordance with these agreements.

Application of the standard in 2018 using the modified retrospective approach had no effect on reported financial position, results of operations or related disclosures.

Securities Transactions: Principal transactions and related revenues and expenses are recorded at the fair value on a trade-date basis (as if they had settled). Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded in principal transactions in the statement of operations. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net as receivable from clearing broker on the statement of financial condition.

Date of Management's review: Subsequent events were evaluated through the date the financial statements were issued.

New Accounting Pronouncements: In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2019. A lessee will be required to recognize on the balance sheet the assets and liabilities for leases with lease terms of more than 12 months. Management is currently evaluating the effect this pronouncement will have on the financial statements and related disclosures.

2. Clearing Agreement:

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company.

At December 31, 2018, the Company had a money market deposit with its clearing broker-dealer in the amount of $100,391. These funds will not be available to the Company as long as it continues to do business with this clearing broker-dealer.

Amounts payable to its clearing organization on December 31, 2018, consist of margin debt collateralized by securities owned.

3. Related Party Transactions:

The Company shares its office facilities with a Registered Investment Advisor owned by the Company's stockholders. The lease for the shared facilities is held jointly with the related party. The Company paid approximately $106,000 in 2018 for the use of the shared facilities.

Related Party Transactions (continued):

At December 31, 2018, the future minimum lease payments under the office facilities lease are the following:

		Allocation
2019	212,419	106,209
2020	218,791	109,396
2021	225,355	112,678
2022	232,116	116,058
2023	239,079	119,540
Thereafter	143,647	71,824
	1,271,407	635,703

The Company has a separate expense sharing agreement with this related party. Under the terms of this agreement, the Company pays the related party for personnel services, and other administrative costs provided to the Company. The amount expensed under the arrangement for the year ended December 31, 2018, was approximately $921,700. Financial position and results of operations would differ from the amounts in the accompanying financial statements if the aforementioned related party transactions had not occurred.

4. Net Capital Requirements:

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $127,668 which was $27,688 in excess of its required net capital of $100,000, and its ratio of aggregate indebtedness to net capital was 5.37 to 1.00.

5. Off-Balance Sheet Risk:

In the normal course of business, the Company executes securities transactions for its customers. These activities may expose the Company to off-balance sheet risk in the event the customer, or another broker is unable to fulfill its contracted obligations, and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

6. Fair Value:

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Fair Value (continued):

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

	Fair Value Measurements December 31, 2018	Level 1 Valuation	Level 2 Valuation	Level 3 Valuation
Assets:				
Securities owned:				
Municipal bonds	$ 516,249	-	$ 516,249	-
Liabilities:				
Securities sold, not yet purchased:				
Municipals bonds	$ 25,646	-	$ 25,646	-

7. Contingencies:

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2018.

PEACHCAP SECURITIES, INC.

SCHEDULE II

COMPUTATION OF FOR DETERMINATION OF

RESRVE REQUIREMENTS UNDER RULE 15C3-3

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2018

Note – The Company was in compliance with the conditions of exemption pursuant to paragraph (k)(2)(ii) of the rule.

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIRMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2018

Note – The Company was in compliance with the conditions of exemption pursuant to paragraph (k)(2)(ii) of the rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
PeachCap Securities, Inc.

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) PeachCap Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which PeachCap Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) PeachCap Securities, Inc. stated that PeachCap Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. PeachCap Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about PeachCap Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

March 1, 2019
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC

PEACHCAP™

BROKER DEALER ANNUAL EXEMPTION REPORT

PeachCap Securities, Inc claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

PeachCap Securities, Inc. met the aforementioned exemption provisions throughout the most recent year ended December 31, 2018 without exception.

David H. Miller, CEO
February 28, 2019